May 26, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-217966) of Hi-Crush Partners LP (the “Registrant”)

Dear Mr. Reynolds:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrant, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Wednesday, May 31, 2017, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please direct any questions that you have with respect to the foregoing to E. Ramey Layne at Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

HI-CRUSH PARTNERS LP

By:	Hi-Crush GP LLC, its general partner

By:	/s/ Robert E. Rasmus
Name:	Robert E. Rasmus
Title:	Chief Executive Officer

Enclosures

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.